SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549


                              FORM 11-K


(Mark One)

 X          Annual report pursuant to Section 15(d) of
                the Securities Exchange Act of 1934
            For the fiscal year ended December 31, 1994

___       Transition report pursuant to Section 15(d) of
                the Securities Exchange Act of 1934
          for the transition period from ______ to ______

                  Commission file number:  1-3122


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 Ogden Projects Profit Sharing Plan
                            40 Lane Road
                           P.O. Box  2615
                 Fairfield, New Jersey   07007-2615


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          Ogden Corporation
                       Two Pennsylvania Plaza
                      New York, New York  10121

Financial Statements and Exhibits


   a)     Financial Statements

          Index to Financial Statements


          -  Independent Auditors' Report


          -  Statements of Net Assets Available for
             Benefits as of December 31, 1994 and 1993

          -  Statements of Changes in Net Assets
             Available for Benefits for the Years
             Ended December 31, 1994 and 1993



          -  Notes to Financial Statements



     b)   Exhibits

          None

                              SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden
Projects
Profit Sharing Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              OGDEN PROFIT SHARING PLAN
                              ADMINISTRATIVE COMMITTEE



                              By /S/ William C. Mack

                                William C. Mack
                                Chairman of the Ogden Projects
                                Profit Sharing Plan Administrative
                                Committee


Date:  June 29, 1995

                          OGDEN PROJECTS
                        PROFIT SHARING PLAN

                   Financial Statements for the
            Years Ended December 31, 1994 and 1993, and
                   Independent Auditors' Report

OGDEN PROJECTS PROFIT SHARING PLAN


                         TABLE OF CONTENTS


INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS FOR THE YEARS ENDED
     DECEMBER 31, 1994 AND 1993:

     Statements of Net Assets Available for Benefits

     Statements of Changes in Net Assets Available for Benefits

     Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT
Ogden Projects Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogden Projects Profit Sharing Plan (the "Plan") as of December 31, 1994 and 1993 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP

June 1, 1995
(June 16, 1995 as to Note 1d)

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993

ASSETS                                          1994           1993

INVESTMENTS -
Value of interest in master trust
     (at fair value) (Note 3)           $ 20,764,585   $ 15,710,928


RECEIVABLES - Employer contributions          48,877      1,949,636

NET ASSETS AVAILABLE FOR BENEFITS       $ 20,813,462   $ 17,660,564
(Note 4)

See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1994 AND 1993


                                           1994             1993


EARNINGS ON INVESTMENTS -
Net investment gain from master
trust (Note 5)                     $    370,726     $    932,836

CONTRIBUTIONS (Note 5):
     Employer                         2,148,878        1,949,691
     Employee                         1,120,469        1,183,598

          Total contributions         3,269,347        3,133,289


DISTRIBUTIONS TO PARTICIPANTS          (487,175)        (734,693)
(Note 5)

NET INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS                3,152,898        3,331,432

NET ASSETS AVAILABLE FOR
BENEFITS, BEGINNING OF YEAR          17,660,564       14,329,132


NET ASSETS AVAILABLE FOR
BENEFITS, END OF YEAR (Note 4)     $ 20,813,462     $ 17,660,564

See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of the Ogden Projects Profit Sharing Plan (the "Plan") are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

     a. INVESTMENT FUNDS - During 1994, the Plan included the following funds in which participants could elect to invest their Plan assets:

          - EQUITY FUND - Investments in a diversified portfolio of equity securities.

          -    STOCK FUND - Investments in common stock of Ogden
               Corporation.

          - FIXED INCOME FUND - Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified period of time.

          -    MERRILL LYNCH TREASURY FUND ("Treasury Fund") -
               Investments in U.S. Treasury bills and notes generally with maturities of one year or less.

          Effective October 1, 1994, the Plan announced the addition of the following funds in which participants could elect to invest their assets:

          -    FIDELITY MAGELLAN MUTUAL FUND ("Magellan Fund") -
               Investments in the Magellan Fund, consisting primarily of common stocks and securities convertible to common stock, are under the management of Fidelity Investments.

          -    T. ROWE PRICE INTERNATIONAL STOCK FUND
               ("International Fund") - Investments in the
               International Fund, consisting of stocks of established, non-U.S. companies, are under the management of T. Rowe Price Associates.

          The Plan's beneficial interest in the Ogden Corporation Profit Sharing Group Trust ("Trust") represents its share of the master trust assets held by The Bank of New York Trust Company as trustee (the "Trustee") for the benefit of various Ogden Corporation subsidiary plans (see Note
          3). The common stock of Ogden Corporation held as a result of investments in the Stock Fund is held on behalf of the Trust at the Trustee.

          Shares in group trust funds are determined on the basis of the initial asset contribution to the Trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocation of income, realized and unrealized gains and losses, and administrative expenses are determined on the basis of each plan's proportionate share in the Trust assets stated at fair value on a monthly basis.

     b. INVESTMENT VALUATION - Investments in securities listed on national securities exchanges are valued at closing composite prices published for the last business day of the year. Investments in the Treasury Fund and Fixed Income Fund are stated at cost plus investment income which approximate fair value. Other investments are stated at fair value as determined by the Trustee.

     c.   INVESTMENT TRANSACTIONS AND INVESTMENT INCOME -
          Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair value of assets at the beginning of the Plan year.

          Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative balances at the beginning of the month, after adjusting for hardship withdrawals and loans made during the month.

     d. UNITED STATES FEDERAL INCOME TAXES - The Plan obtained its latest determination letter on June 16, 1995, in which the Internal Revenue Service (the "IRS") stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Plan.
     Participants should refer to the Plan document for more complete information.

     a. GENERAL INFORMATION - The Plan is an employee savings plan providing for both employer and employee contributions. The Plan includes pre-tax and after-tax savings features which are intended to qualify under Sections 401(k) and 401(a) of the Code, respectively. The Plan is intended to conform with the requirements of the Tax Reform Act of 1986 (TRA) and the Technical and Miscellaneous Revenue Act of 1988 (TAMRA).

     b. ADMINISTRATION OF THE PLAN - The Administrative Committee, which is appointed by the Board of Directors (the "Board") of Ogden Projects, Inc. (the "Company"), has responsibility for administration of the Plan and serves as a fiduciary of the Plan. The Investment Committee is appointed by the Board and has the authority to appoint investment advisors. The Investment Committee reviews the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

     c. PARTICIPATION - Each employee who was, as of December 31, 1988, a participant in the Plan continued to be a participant if he/she was in the employ of the Company on such date. Each other employee who performs an hour of service after December 31, 1988 becomes a participant on the first day of the month coincident with or next following the earlier of (i) the last day of a period of 6 months of continuous employment and (ii) the close of
          (a) a twelve-month period if he/she has at least 1,000 hours of service or (b) a Plan year during which he/she has at least 1,000 hours of service.

     d. VESTING - Vesting of Company contributions in the Plan is determined based on the period of vesting service by participants commencing on their date of hire to their date of termination of service in accordance with the following schedule:

                                                            PERCENT
          YEARS OF VESTING SERVICE IN THE PLAN              VESTED

          Less than one year of vesting service                 0
          One but less than two years of vesting service       20
          Two but less than three years of vesting service     40
          Three but less than four years of vesting service    60
          Four but less than five years of vesting service     80
          Five or more years of vesting service               100

          Participant contributions are immediately 100 percent vested.

     e. CONTRIBUTIONS - Contributions paid by the Company are determined by the Board. The Board's determination may be expressed in terms of a stated percentage of the Company's annual net profit, as a fixed dollar amount or as a percentage of total compensation paid to each participant. The contribution may not exceed the amount deductible by the Company for Federal income tax purposes and may be made only out of its current or accumulated earnings and profits. The allocation of the contributions to individual participants is based on the relationship of compensation paid to each participant to the compensation paid to all participants. Participants may contribute one to ten percent of their annual compensation on a pre-tax and/or after-tax basis. For 1994 and 1993, participant pre-tax contributions could not exceed $9,240 and $8,994, respectively, in accordance with IRS Regulations.

     f. DISTRIBUTION FROM THE PLAN BECAUSE OF HARDSHIP - Withdrawals are permitted if a participant establishes to the satisfaction of the Administrative Committee a financial need for funds for which there is no other money available such as (i) to purchase a primary residence, (ii) to pay uninsured medical expenses for the participant or immediate family, (iii) to prevent mortgage foreclosure on, or eviction from his/her primary residence or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

     g. PAYMENTS FROM THE PLAN'S TRUST - The value of a participant's interest in the Plan is payable upon retirement, disability, death, or termination of employment, as follows:

          i) Upon termination of service of a participant on or after his/her retirement date or by reason of his/her death or disability, an amount equal to the value of the participant's account as of the valuation date next following the date of his/her termination of service, whether or not such participant has a vested interest in such account, is paid from the Trust. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than the April 1st of the year following the year the participant attains age 70-1/2.

          ii) Upon the termination of service of any participant which occurs other than on his/her retirement date and for any reason other than death or disability, the terminated participant is paid in a lump sum amount equal to the value, as of the valuation date coincident with or following the date of his/her termination of service, of his/her vested interest, if any, in his/her account. Such payment is made to the participant as soon as practicable after his/her termination of service. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than April 1st of the year following the year the participant attains age 70-1/2.

               Any benefit payable under the Plan pursuant to (i) above is paid as one lump sum payment from the Trust, with a supplemental payment to be made as promptly as possible in respect to any contribution allocated to the participant's account for the Plan year.

     h. LOANS - In accordance with Plan policy, participants can borrow against the vested portion of their account balance. Borrowings are limited to the lessor of $50,000 or 50 percent of the participant's vested balance (not to exceed certain limitations). While such loans do not represent a reduction of the participant's account balance, participants are prohibited from receiving allocations (earnings and forfeitures) based on the loan amounts, although when the loans are repaid, the interest expense incurred by the participant is added to the participant's account balance. The interest rate on such loans is the Trustee's prime lending rate plus one percent.

     i. AMENDMENT, SUSPENSION AND TERMINATION - The Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to the Company any part of the Plan or of diverting any part of the Plan for any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Internal Revenue Code.

          Effective January 1, 1994, 103 participants of the Plan were suspended from making any additional contributions so the Plan would meet the coverage requirements of
          Section 410 of the Code. Effective July 22, 1994, it was determined that the Plan would meet the requirements of section 410 of the Code and the suspension was lifted. Employees who had contributions suspended were given the option of making a retroactive contribution.

          The Company expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. Upon termination of the Plan or discontinuance of contributions thereunder, the interest of each participant is fully vested and nonforfeitable.

3.   INVESTMENTS

     The following is a summary of the fair value of investments in the Trust as prepared by the Trustee and the Plan's beneficial interest in such investments at December 31, 1994 and 1993:

                                               1994           1993
     Investments at fair value as
       determined by quoted market
       price:
       Equity Fund                     $ 37,946,807   $ 41,889,273
       Stock Fund                        16,545,061     19,156,055
       Magellan Fund                      6,820,729              -
       International Fund                 4,948,943              -

     Investments at estimated fair
       value as determined by
       The Trustee:
       Fixed Income Fund                 53,151,736     48,868,388
       Treasury Fund                      7,227,125      7,131,146
       Loan Fund                          8,632,328      7,491,182

     TOTAL TRUST ASSETS                $135,272,729   $124,536,044


     Plan's beneficial interest
       therein                         $ 20,764,585   $ 15,710,928

     Plan's beneficial interest
       percentage therein                     15.4%          12.6%

     Total Trust net realized and
       unrealized (depreciation)
       appreciation                    $ (4,163,963)  $  1,803,600

     Plan's beneficial interest
       therein (Note 5)                $   (395,074)  $    274,195

     Total Trust interest and dividend
       income as determined by The
       Bank of New York Trust Company  $  6,558,453   $  6,116,936

     Plan's beneficial interest
       therein (Note 5)                $    864,161   $    735,105

     Administrative expenses charged
       to the Trust                    $   (612,989)  $   (488,093)

     Plan's beneficial interest
       therein (Note 5)                $    (98,361)  $    (76,464)

     The following is a summary of the Plan's beneficial interest in the fair market value of investments held by the Trust as of December 31, 1994 and 1993:

                                                1994           1993
    Investments at fair value as
    determined by quoted market prices:
       Equity Fund                      $  5,994,850   $  6,607,410
       Stock Fund                          1,152,866      1,238,147
       Magellan Fund                       1,946,348             -
       International Fund                  1,341,897             -

     Investments at estimated fair
     value as determined by
     The Trustee:
       Fixed Income Fund                   8,072,699      5,810,573
       Treasury Fund                       1,160,469      1,171,415
       Loan Fund                           1,095,456        883,383

               TOTAL                    $ 20,764,585   $ 15,710,928

     The following is a summary of the Plan's beneficial interest in the cost of investments held by the Trust as of December
     1994 and 1993:

                                                1994           1993

       Equity Fund                      $  5,147,577   $  5,420,488
       Stock Fund                          1,417,457      1,302,074
       Fixed Income Fund                   8,072,699      5,810,573
       Treasury Fund                       1,160,469      1,171,415
       Loan Fund                           1,095,456        883,383
       Magellan Fund                       1,950,380             -
       International Fund                  1,426,761             -

               TOTAL                    $ 20,270,799   $ 14,587,933

     Loans to participants at December 31, 1994 and 1993, which comprise the Loan Fund, are reported at cost which approximates fair value.

4.   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

     The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1994 and 1993:

                                                1994           1993

       Equity Fund                      $  6,089,526   $  7,464,842
       Stock Fund                          1,131,403      1,424,359
       Fixed Income Fund                   8,147,112      6,597,199
       Treasury Fund                       1,143,826      1,290,781
       Loan Fund                           1,095,456        883,383
       Magellan Fund                       1,884,731             -
       International Fund                  1,321,408             -

               TOTAL                    $ 20,813,462   $ 17,660,564

5.   INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR
     BENEFITS

     The changes in net assets available for benefits, by fund, for the year ended December 31, 1994, were as follows:

                                                  Fixed
                         Equity       Stock       Income       Treasury     Loan         Magellan International
                         Fund         Fund        Fund         Fund         Fund         Fund      Fund        Total

EARNINGS (LOSS) ON
INVESTMENTS:
Interest and dividends   $   256,240  $   76,052  $   409,258  $    41,360  $    72,876  $      -  $    8,375  $   864,161
Net realized and
 unrealized (depreciation)
 appreciation of
 investments at fair
 market value                (98,679)   (250,767)           -            -            -    (4,033)   (41,595)    (395,074)
Administrative expenses      (60,800)     (4,072)     (29,330)      (3,230)           -      (554)      (375)     (98,361)

     Net investment
     gain (loss) from
     master trust             96,761    (178,787)     379,928       38,130       72,876    (4,587)   (33,595)     370,726

CONTRIBUTIONS:
     Employer                617,336     180,157      783,702      102,784            -   296,981    167,918    2,148,878
     Employee                421,040     120,191      418,361       58,425            -    65,263     37,189    1,120,469

     TOTAL CONTRIBUTIONS   1,038,376     300,348    1,202,063      161,209            -   362,244    205,107    3,269,347


DISTRIBUTIONS
TO PARTICIPANTS             (188,834)    (44,286)    (232,788)      (8,931)      (5,336)   (3,500)    (3,500)    (487,175)

TRANSFERS (TO) FROM
OTHER FUNDS               (2,321,619)   (370,231)     200,710     (337,363)     144,533 1,530,574  1,153,396            -

NET INCREASE
(DECREASE) IN NET
ASSETS AVAILABLE FOR
BENEFITS                  (1,375,316)   (292,956)   1,549,913     (146,955)     212,073 1,884,731  1,321,408    3,152,898

NET ASSETS AVAILABLE
FOR BENEFITS,
BEGINNING OF YEAR          7,464,842   1,424,359    6,597,199    1,290,781      883,383         -          -   17,660,564

NET ASSETS AVAILABLE
FOR BENEFITS,
END OF YEAR               $6,089,526  $1,131,403   $8,147,112   $1,143,826  $1,095,456 $1,884,731 $1,321,408  $20,813,462

The changes in net assets available for benefits, by fund, for the year ended
December 31, 1993, were as follows:

                                                            Fixed
                              Equity         Stock          Income         Treasury       Loan
                              Fund           Fund           Fund           Fund           Fund           Total

EARNINGS ON INVESTMENTS:
Interest and dividends        $  220,441     $   58,681     $  369,392     $   37,070     $   49,521     $  735,105
Net realized and
unrealized
(depreciation)
appreciation of
investments at fair
market value                     305,551        (31,356)             -              -              -        274,195
Administrative expenses          (47,027)        (3,185)       (22,612)        (3,640)             -        (76,464)

Net investment gain
from master trust                478,965         24,140        346,780         33,430         49,521        932,836

CONTRIBUTIONS:
     Employer                    842,236        177,504        790,559        139,392              -      1,949,691
     Employee                    537,641         87,215        462,897         95,845              -      1,183,598

     TOTAL CONTRIBUTIONS       1,379,877        264,719      1,253,456        235,237              -      3,133,289

DISTRIBUTIONS TO
PARTICIPANTS                   (341,766)        (16,675)      (358,269)       (11,977)        (6,006)      (734,693)

TRANSFERS (TO)
FROM OTHER FUNDS                259,723         191,344       (342,493)      (443,953)       335,379              -

NET INCREASE
(DECREASE) IN NET
ASSETS AVAILABLE
FOR BENEFITS                  1,776,799         463,528        899,474       (187,263)       378,894      3,331,432

NET ASSETS
AVAILABLE
FOR BENEFITS,
BEGINNING OF YEAR             5,688,043         960,831      5,697,725      1,478,044        504,489     14,329,132

NET ASSETS
AVAILABLE
FOR BENEFITS,
END OF YEAR                  $7,464,842      $1,424,359     $6,597,199     $1,290,781     $  883,383    $17,660,564



6.   EMPLOYEE WITHDRAWALS

     At December 31, 1993, employee withdrawal requests of $32,905, were not accrued in accordance with the 1993 AICPA Audit and Accounting Guide "Audits of Employee Benefit Plans."

                            * * * * * *